Exhibit 99.1

Village Farms International Seeks Increased Ownership Interest in Pure Sunfarms following Emerald Health Payment Default

Vancouver, BC, November 19, 2019 – Village Farms International, Inc. (“Village Farms”) (TSX:VFF; Nasdaq:VFF) today announced that, following an equity payment default by Emerald Health Therapeutics, Inc. (“Emerald”) (TSV:EMH) pursuant to the Delta 2 option agreement involving Pure Sunfarms Corp. (“Pure Sunfarms”), Village Farms notified Pure Sunfarms that it has exercised its rights under the Pure Sunfarms shareholders agreement to increase Village Farms’ ownership position in Pure Sunfarms and advanced an equity payment to Pure Sunfarms of $5,940,000 (the “VF Additional Equity Contribution”).

In accordance with these agreements, Emerald was obligated to pay $5,940,000 to Pure Sunfarms on November 1, 2019. Following Emerald’s failure to make this equity payment, Pure Sunfarms issued a default notice to Emerald. Emerald nonetheless remained in default following the expiration of the contractual cure period earlier today.

Assuming the VF Additional Equity Contribution is accepted by Pure Sunfarms, Village Farms will receive an increased equity interest in Pure Sunfarms effective as of November 19, 2019. The calculation of the precise increased equity interest requires a determination of the fair market value of Pure Sunfarms pursuant to an appraisal process. Accordingly, Village Farms’ precise increased equity interest in Pure Sunfarms is not ascertainable at this time. However, the aggregate effect of the VF Additional Equity Contribution and the potential cancellation of Emerald’s escrowed shares of Pure Sunfarms (described below) is not expected to have an impact on the voting control of Pure Sunfarms (which would occur if Emerald were to hold less than 35% of the equity of Pure Sunfarms).

In light of Emerald’s recent pattern of initiating disputes relating to Pure Sunfarms, no assurance can be given that Emerald will not similarly initiate a dispute in respect of the VF Additional Equity Contribution.

Cancellation of Emerald’s Escrowed Shares in Pure Sunfarms

In conjunction with entering into the Delta 2 option agreement, certain shares of Pure Sunfarms were placed in escrow pursuant to an escrow agreement and were to be released to Emerald once it had made certain equity contributions to Pure Sunfarms.

As a result of the above-described $5,940,000 payment default by Emerald, Village Farms has delivered written notice to the escrow agent pursuant to the escrow agreement to release for cancellation 5,940,000 shares in Pure Sunfarms that were being held in escrow for Emerald. Emerald, however, has delivered a written notice to the escrow agent which disputes any release from escrow of such Pure Sunfarms shares. Pending the resolution of Emerald’s dispute under the escrow agreement, these 5,940,000 shares in Pure Sunfarms remain held in escrow. If these shares are ultimately cancelled by Pure Sunfarms, there will be a further increase in Village Farms’ equity interest in Pure Sunfarms and a corresponding decrease in Emerald’s equity interest.

Update on Pure Sunfarms’ Supply Agreement with Emerald Health

As previously announced, pursuant to the terms of a supply agreement that Pure Sunfarms has with Emerald, Emerald has an obligation to purchase 40% of Pure Sunfarms’ cannabis production at a fixed price, subject to the terms and conditions of the supply agreement. To the extent that Emerald does not fulfill its purchase obligation, Pure Sunfarms is able to sell that excess production to other parties in the open market. The supply agreement stipulates that Emerald is required to pay Pure Sunfarms the difference between the fixed price and the selling price realized from other parties. During the quarter ended September 30, 2019, Emerald did not fulfill its purchase obligations and Pure Sunfarms sold the product on the open market to arm’s length parties at prices lower than the fixed price in the supply agreement. As a result, under the terms of the Supply Agreement, Pure Sunfarms billed Emerald for the difference which amounted to approximately C$7.2 million. On October 15, 2019, Emerald issued a press release that indicated they do not agree that they have any liability with respect to these amounts.

Village Farms understands that Emerald is in the process of investigating its supply agreement liability to Pure Sunfarms. If Emerald does not agree to the liability, Pure Sunfarms has reserved the right to take such actions as it considers necessary and appropriate to recover its losses from Emerald for non-payment of amounts owing by Emerald under the supply agreement.

Village Farms understands from Pure Sunfarms that, as of the close of business today, Emerald has not made any payments to Pure Sunfarms in respect to the C$7.2 million that Pure Sunfarms is seeking from Emerald under the supply agreement.

For greater certainty, Village Farms is not a party to the supply agreement and any amounts owing thereunder are payable by Emerald to Pure Sunfarms.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to Village Farms’ future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving Village Farms and its equity position in Pure Sunfarms. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for Village Farms (including its equity position in Pure Sunfarms), Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results or events will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond Village Farms’ control, that may cause Village Farms’ or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in Village Farms’ filings with U.S. and Canadian securities regulators, including as detailed in Village Farms’ annual information form and management’s discussion and analysis for the year-ended December 31, 2018 and for the three and nine-month periods ended September 30, 2019.

When relying on forward-looking statements to make decisions, Village Farms cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, events, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, Village Farms undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. Village Farms is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its equity ownership position in British Columbia-based Pure Sunfarms, one of the single largest cannabis growing operations in the world. Village Farms also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com